U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

     SEC File Number 333 205 25

     CUSIP Number 825837107

Form 10-K

For Period Ending: 12/31/99


                         PART I: REGISTRANT INFORMATION

Full Name of Registrant: Sickbay.com, Inc. ("SKBY")

Former Name, if Applicable: Xetal, Inc.

Address of Principal Executive Office: 510 Broadhollow Road, Suite 300, Melville, New York 11747, (516) 694-0040


                        PART II: RULES 12b-25(b) AND (c)

        The subject annual report on Form 10-K will be filed on or before the fifteenth (15th) calendar day following the prescribed due date.


                              PART III: NARRATIVE


        The Registrant is unable to file timely due to administrative delays, and the temporary unavailability (due to family illness) of the Company's external auditor. The Registrant expects to file its 10-K for the fiscal year ended December 31, 1999 within the next business day or two. The Registrant recently changed its fiscal year from September 30, 1999 to the year ending December 31st. The Company filed a 10-K for the fiscal year ended September 30, 1999. The Company also filed an 8-K relating to its reorganization with Sick-Bay.Com, Inc. As reorganized, the Company is a development stage Company with minimal current revenues.

                           PART IV: OTHER INFORMATION


        (1) Name and telephone number of person(s) to contact in regard to this notification

               D. David Cohen, Esq.                    516-933-1700
               Mark Basile, Chairman & CEO             516-694-0040

        (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X]YES   [ ]NO

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [ ]YES    [X]NO

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        There is no corresponding period.

SICKBAY.COM, INC.
(Name of Registrant specified by charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 29, 2000

                                           SICKBAY.COM, INC.
                                           (formerly known as
                                            Xetal, Inc.)

                                           By /s/ MARK BASILE
                                              ----------------------------
                                              Mark Basile,
                                              Chairman and Secretary